October 24, 2007
VIA FEDERAL EXPRESS, EDGAR AND FACSIMILE
Mr. John Hartz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.W.
Washington, D.C. 20549
INVESCO PLC
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006
FILE NUMBER: 1-13908
Dear Mr. Hartz:
     This letter sets forth the responses of INVESCO PLC (the “Company”) to your comment letter, dated September 25, 2007, relating to the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F”) of the Company filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on April 10, 2007.
     The Company is filing, via EDGAR, this letter setting forth the Company’s responses to the Commission’s comments regarding its Form 20-F. Enclosed as well are two hard copies of the Company’s response letter. We have included your original questions in italics in addition to providing our responses.
     The Company acknowledges that:
■	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 24, 2007
Mr. John Hartz

Form 20-F for the Fiscal Year Ended December 31, 2006
General
1.	On July 18, 2007, you filed a Form 8-K indicating that you no longer satisfied the definition of “foreign private issuer” and that you will commence filing Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K as if you were a fully domestic U.S. Company. Since you will begin filing Quarterly Reports on Form 10-Q beginning with the period ending September 30, 2007, please confirm that the financial statements included in your Form 10-Q will be prepared in accordance with U.S. GAAP. Otherwise, please tell us how you determined that you will not be required to file financial statements in accordance with U.S. GAAP with your Form 10-Q for the quarter ended September 30, 2007.
Response to Comment 1
We respectfully refer the Staff to our correspondence with the Office of Chief Accountant of the Division of Corporation Finance regarding this matter. Consistent with such correspondence, the Company plans to present its financial statements in the Form 10-Q in accordance with IFRS as described in that correspondence.
2.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. All revisions should be included in your future filings, including your interim filings where appropriate. If your accounting under International Financial Reporting Standards as adopted by the European Union differs from your accounting under U.S. GAAP, please also show us the additional disclosures that will be included in your U.S. GAAP reconciliation footnote or future U.S. GAAP financial statements.
Response to Comment 2
The Company respectfully acknowledges the Staff’s comment and will include in the responses below details showing what the proposed revisions or additional disclosures under International Financial Reporting Standards as adopted by the European Union (“IFRS”) and what our current expectation of these disclosures under U.S. GAAP (if different) will look like. Such disclosures will be noted in italics. The Company will include all revisions in future filings, including interim filings, where appropriate.
Financial Overview, page 16
Financial Commitments, page 28

October 24, 2007
Mr. John Hartz

3.	Please revise your table of financial commitments to include estimated interest payments on your debt and estimated payments under your foreign currency contracts. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.
Response to Comment 3
Set forth below are our responses to the Staff’s Comment 3, including the presentation of a revised IFRS table of financial commitments which includes estimated interest payments on our debt. Following the IFRS table of financial commitments, the Company presents a U.S. GAAP table of financial commitments to reflect future anticipated U.S. GAAP disclosures.
The Company has not included estimated payments under foreign currency contracts in the financial commitments table as the Company has assessed that these payments are not significant or meaningful based on the nature of the underlying activity. The Company does not use foreign currency contracts to provide a hedge against foreign exchange exposures as a matter of corporate policy except in the Company’s offshore business, which represents a very small portion of our activities. The Company’s offshore business functions as a distributor of offshore investment products globally and initiates fund purchases from investors who regularly submit their investment in currencies other than the currency of the underlying funds. The Company’s offshore business settles with the fund in the currency of the fund and then purchases forward foreign exchange contracts to hedge against foreign exchange rate movements only during the four-day client money settlement period until cash is received from the investor. Swap foreign exchange contracts are also periodically entered into for client money settlement purposes. The estimated payments associated with these contracts at December 31, 2006, were $9.3 million. Such activity is not significant or material, and estimates of cash flows beyond the four-day client settlement period would not be meaningful, as they would be based upon an assumed client investment rate and currency mix.
(IFRS) Financial commitments are as follows (payments due by period):

		Within	1-3	3-5	More Than
$ millions	Total	1 Year	Years	Years	5 Years
Total debt	1,272.7	300.0	298.1	129.0	545.6
Estimated interest payments on total debt (1)	257.6	52.0	115.6	79.2	10.8
Finance leases	0.5	0.5	—	—	—
Operating leases (2)	495.4	57.0	105.1	84.7	248.6
Defined benefit pension and post retirement medical obligations	110.9	2.1	3.2	3.2	102.4
Acquisition provisions (3)	596.6	215.0	80.1	298.5	3.0

Total Undiscounted obligations	2,733.7	626.6	602.1	594.6	910.4
Less: Discounts applied	(72.8)	—	(9.0)	(63.8)	—

Total Discounted Obligations	2,660.9	626.6	593.1	530.8	910.4

October 24, 2007
Mr. John Hartz

(1)	Total debt includes $1,143.7 million of fixed rate debt. Fixed interest payments are therefore reflected in the table above in the periods they are due. The credit facility, $129.0 million at December 31, 2006, provides for borrowings of various maturities. Interest is payable based upon LIBOR, Prime, Federal Funds or other bank-provided rates in existence at the time of each borrowing. Estimated credit facility interest payments in the table above are based upon an assumption that the credit facility balance of $129.0 million and the interest rate that existed at December 31, 2006 will remain until credit facility maturity on March 31, 2010.
(2)	Operating leases reflect obligations for leased building space and sponsorship and naming rights agreements.
(3)	Acquisition provisions primarily reflect earn-out arrangements associated with business acquisitions. Any payments not made are deducted from the related goodwill balances.
Under U.S. GAAP, the table of financial commitments will include U.S. GAAP obligations. Debt obligations are stated at their face amounts, as deferred debt costs are presented as assets. Contingent consideration payable in respect of business combinations is not recorded under U.S. GAAP until the applicable conditions have been satisfied. Accordingly, the acquisition provisions data (and related effect of discounting) will not be reflected in the U.S. GAAP table of financial commitments.
(U.S. GAAP) Financial commitments are as follows (payments due by period):

		Within	1-3	3-5	More Than
$ millions	Total	1 Year	Years	Years	5 Years
Total debt	1,279.0	300.0	300.0	129.0	550.0
Estimated interest payments on total debt (1)	257.6	52.0	115.6	79.2	10.8
Finance leases	0.5	0.5	—	—	—
Operating leases (2)	495.4	57.0	105.1	84.7	248.6
Defined benefit pension and post retirement medical obligations	82.2	2.1	3.2	3.2	73.7
Acquisition liabilities (3)	35.0	35.0	—	—	—

Total Obligations	2,149.7	446.6	523.9	296.1	883.1

(1)	Total debt includes $1,150.0 million of fixed rate debt. Fixed interest payments are therefore reflected in the table above in the periods they are due. The credit facility, $129.0 million at December 31, 2006, provides for borrowings of various maturities. Interest is payable based upon LIBOR, Prime, Federal Funds or other bank-provided rates in existence at the time of each borrowing. Estimated credit facility interest payments in the table above are based upon an assumption that the credit facility balance of $129.0 million and the interest rate that existed at December 31, 2006 will remain until credit facility maturity on March 31, 2010.
(2)	Operating leases reflect obligations for leased building space and sponsorship and naming rights agreements.

October 24, 2007
Mr. John Hartz

(3)	Acquisition liabilities include deferred consideration payable in respect of the PowerShares and HVB acquisitions. Other contingent payments related to acquisitions are excluded until such time as they are probable and reasonably estimable.
Financial Statements
Note 2 — Acquisitions and Dispositions, page 83
4.	We note that you have currently allocated $299.0 million and $277.1 million of your total estimated purchase prices for 2006 acquisitions to goodwill. Please expand your disclosures to provide a description of the factors that cause you to record such a significant portion of the purchase price being allocated to goodwill. Similarly explain the absence of other intangible assets such as customer lists/relationships brands and trademarks.
Response to Comment 4
Set forth below are our responses to the Staff’s Comment 4, separately addressed for the PowerShares and WL Ross acquisitions. Typically, the balance sheets of asset management entities consist of relatively small tangible asset balances. Acquisitions resulting in significant goodwill or intangible assets generally occur, as future revenue and cash flow streams are being acquired. As of December 31, 2006, the accounting for these business combinations was based upon preliminary estimates, as the acquisitions occurred close to the end of the year. The PowerShares acquisition closed on September 18, 2006, and the WL Ross acquisition closed on October 3, 2006.
As a result of the PowerShares acquisition, the Company recognized $299.0 million of goodwill and $99.7 million of management contract intangibles. In evaluating the excess purchase price over the assets and liabilities acquired as part of the PowerShares acquisition, the Company followed prevailing industry practice and estimated a value to assign to retail mutual fund-type management contract intangibles equivalent to ten times earnings before interest, taxes, depreciation and amortization of the acquired business. This valuation resulted in the $99.7 million management contract intangible asset. The Company did not record a brand or trademark intangible asset, as the PowerShares brand and underlying trade name were viewed to be inseparable from the underlying exchange-traded fund products and associated management contracts. The IFRS goodwill balance includes $291.6 million in estimated earn-out provisions, which are considered contingent consideration under U.S. GAAP and would not be recorded until the contingency has been satisfied.
Future IFRS disclosures of the PowerShares acquisition will be revised to include the following:
Goodwill and management contract intangibles of $398.7 million have been recorded on this acquisition. The company evaluated current industry practice and estimated a value of ten times earnings before interest, taxes, depreciation and amortization of the acquired entity to arrive at the $99.7 million management contract intangible asset. The excess additional purchase price of $299.0 million was allocated to goodwill.

October 24, 2007
Mr. John Hartz

Future U.S. GAAP disclosures of the PowerShares acquisition are expected to include the following:
Goodwill and management contract intangibles of $107.1 million have been recorded on this acquisition. The company evaluated current industry practice and estimated a value of ten times earnings before interest, taxes, depreciation and amortization of the acquired entity to arrive at the $99.7 million management contract intangible asset. The excess additional purchase price of $7.4 million was allocated to goodwill. The book and fair value of net assets acquired was determined as follows:

$ millions
Property and equipment	2.6
Receivables	3.4
Cash and cash equivalents	2.1
Payables	(7.7)

Net assets	0.4
Goodwill	7.4
Management contract intangibles	99.7

Fair value of net assets acquired	107.5

Satisfied by:
Cash paid to seller at closing	101.2
Transaction costs	6.3

Total purchase price	107.5

As a result of the WL Ross acquisition, the Company initially recognized $277.1 million of goodwill and $10.9 million of intangible assets. The Company evaluated the analysis of an external valuations advisor and reached the conclusion that the following types of intangible assets arose from the transaction:
■	$10.1 million management contracts

■	$2.8 million employment contract

■	$0.8 million covenant not to compete
The Company did not recognize the $2.8 million employment contract intangible asset in accordance with IAS 38, “Intangible Assets,” paragraph 15, which states that “specific management or technical talent is unlikely to meet the definition of an intangible asset” because “an entity usually has insufficient control over the expected future economic benefits arising from a team of skilled staff.....to meet the definition of an intangible asset.” Accordingly, the $10.9 million recognized intangible asset includes the management contracts and the covenant not to compete. The acquired entity did not have a registered trade name, trademarks or other marketing-related intangible assets for which fair value could be estimated.

October 24, 2007
Mr. John Hartz

The remaining excess WL Ross purchase price ($277.1 million) over the fair value of assets and liabilities acquired and identifiable intangible assets arising from the acquisition was recorded to goodwill. The IFRS goodwill balance includes a $30.0 million accrual for deferred consideration expected to be paid within one year of the acquisition and $160.6 million in estimated earn-out provisions, which are considered contingent consideration under U.S. GAAP and would not be recorded until the contingency has been satisfied.
During the second quarter 2007, the Company completed its evaluation of the assets and liabilities acquired in connection with the purchase of WL Ross. As a result of this evaluation, $100.0 million initially included in goodwill was reclassified and presented as an asset associated with post-acquisition employment arrangements, to be amortized over a period of approximately five years. For U.S. GAAP presentation, the $100.0 million is classified as a prepaid asset and amortized over the same five-year period.
Future IFRS disclosures of the WL Ross acquisition will be revised to include the following:
Goodwill, management contracts and other intangible assets of $288.0 million have been recorded on this acquisition.
Future U.S. GAAP disclosures of the WL Ross acquisition are expected to include the following:
Prepaid compensation assets, goodwill, management contracts and other intangible assets have been recorded on this acquisition. The excess additional purchase price of $13.7 million was allocated to goodwill. The book and fair value of net assets acquired was determined as follows:

$ millions
Property and equipment	3.0
Receivables	4.8
Cash and cash equivalents	6.8
Other	0.9
Payables	(8.8)

Net assets	6.7
Goodwill	13.7
Prepaid compensation	100.0
Management contract intangibles	13.7

Fair value of net assets acquired	134.1

Satisfied by:
Cash paid to seller at closing	100.0
Deferred consideration	30.0
Transaction costs	4.1

Total purchase price	134.1

October 24, 2007
Mr. John Hartz

5.	You indicate that you have included earn-out provisions of $291.6 million and $190.6 million in your purchase price for 2006 acquisitions, that are payable in the future depending on the achievement of various targets. Please tell us how you determined that these earn-out provisions were probable and reliably measurable in accordance with paragraph 32 of IFRS 3. Your analysis should provide us with sufficiently detailed information to allow us to understand the material assumptions you have made and why you believe those assumptions are reasonable.
Response to Comment 5
Set forth below are our responses to the Staff’s Comment 5, separately addressed for the PowerShares and WL Ross acquisitions.
Goodwill recorded in connection with the PowerShares acquisition included $291.6 million in estimated earn-out provisions, comprising estimates of two contingent payments to the seller. The first contingent payment amount recorded, $129.6 million, relates to an undiscounted payment that was expected to fall due within 12 months from the acquisition date. The second contingent payment amount recorded, $210.4 million, was discounted because the payment will not be made until five years from the date of acquisition. Both accruals were deemed to be probable and reliably measurable, as they were based upon projected revenues of the acquired entity after analysis of several models prepared by the Company and PowerShares using varying projected net sales of fund products. The model chosen was based upon current and historical sales trends, new fund launches and expected sales. The estimated payment amount was discounted to $162.0 million using the Company’s average borrowing rate. The discounting charge is recognized as interest expense over the earn-out period.
Future IFRS disclosures of the PowerShares acquisition will be revised to include the following:
Consideration for the transaction was $399.1 million, which includes earn-out provisions of $291.6 million, payable in the future depending on the achievement of various management fee growth targets, and transaction costs of $6.3 million. The earn-out provisions were deemed to be probable and reliably measurable, as they were based upon projected revenues of the acquired entity after analysis of several models prepared by the Company and PowerShares using varying projected net sales of fund products. The model chosen was based upon current and historical sales trends, new fund launches and expected sales.
Goodwill recorded in connection with the WL Ross acquisition included $190.6 million in estimated earn-out provisions, comprising estimates of five contingent payments to the seller. Each contingent payment maximum is $55.0 million. The first contingent payment accrued, $50.9 million, was not discounted as it was expected to fall due within 12 months from the acquisition date. The remaining four contingent payment amounts were discounted using the Company’s average borrowing rate to arrive at an aggregate accrual of $139.7 million. The accruals were determined to be probable and reliably measurable, as they were based upon varying net sales projections prepared by the Company and WL Ross. The model chosen was based upon the average of the Company’s and the seller’s projections.

October 24, 2007
Mr. John Hartz

Future IFRS disclosures of the WL Ross acquisition will be revised to include the following:
Consideration for the transaction was $294.7 million, which includes earn-out provisions of $190.6 million, payable in the future depending on the achievement of annual fund launch targets over the five years following the completion of the transaction and transaction costs of $4.1 million. The earn-out provisions were determined to be probable and reliably measurable, as they were based upon varying net sales projections prepared by the Company and WL Ross. The model chosen was based upon the average of the Company’s and the seller’s projections.
Future disclosures under U.S. GAAP of the PowerShares and WL Ross earn-out provisions will not be required until the contingencies have been satisfied, at which point the liabilities will be recorded.
Note 11 — Intangible Assets, page 93
6.	You indicate that management contracts include $99.7 million of amounts acquired in 2006 related to the PowerShares acquisition that have indefinite lives and therefore are not subject to amortization. Please disclose the reasons supporting your assessment of an indefinite useful life for these management contracts in accordance with paragraph 122(a) of IAS 38. Please also describe and disclose the factors that play a significant role in determining that the useful life of your management contracts are indefinite. See paragraph 90 of IAS 38.
Response to Comment 6
As a result of the PowerShares acquisition, the Company recognized a $99.7 million management contract intangible asset and assigned an indefinite useful life to this asset. In making this determination, the Company reviewed Example 4 of the IAS 38 Illustrative Examples, in which a broadcasting license was determined to have an indefinite useful life. This example discusses a broadcasting license that may be renewed indefinitely at little cost, indicating that the license is expected to contribute to the entity’s cash flows indefinitely. By analogy, the exchange-traded fund contracts that were acquired in the PowerShares transaction are renewable at minimal cost to the Company. It is the Company’s intention to renew these contracts indefinitely.
The IAS 38, paragraph 90 factors that were considered in making an indefinite useful life determination include:
■	the Company’s expectation and intention that the fund contracts will be renewed each year;

■	the Company’s review of public disclosures of acquisitions in the asset management industry where indefinite-lived mutual fund contracts were acquired;

■	the increased demand in the asset management industry for exchange-traded fund products;

■	the minimal cost to the Company to renew the contracts;

October 24, 2007
Mr. John Hartz

■	the indefinite period of control over these contracts;

■	and the independence of the management contracts from other assets.
The Company did not record any differences in the management contract intangible asset value between IFRS and U.S. GAAP. Accordingly, future IFRS and U.S. GAAP disclosures are expected to be revised to include the following:
As a result of the PowerShares acquisition, the Company recognized a $99.7 million management contract intangible asset and assigned an indefinite useful life to this asset. The acquired exchange-traded fund contracts are renewable at minimal cost to the Company; it is the Company’s intention to renew these contracts indefinitely; the increased demand in the asset management industry for exchange-traded fund products and the independence of these contracts from other assets acquired contributed to the Company’s determination of an indefinite useful life.
Note 15 — Property and Equipment, page 97
7.	Given that a significant amount of your cost of property, plant and equipment appears to be fully depreciated, if material, please provide the additional disclosures recommended in paragraph 79 of IAS 16, where applicable.
Response to Comment 7
The disclosures encouraged by paragraph 79 of IAS 16 include the following:
■	the carrying amount of temporarily idle property, plant and equipment;

■	the gross carrying amount of any fully depreciated property, plant and equipment still in use;

■	the carrying amount of property, plant and equipment retired from active use and not classified as held for sale in accordance with IFRS 5; and

■	when the cost model is used, the fair value of property, plant and equipment when this is materially different from the carrying amount.
The Company has determined that property and equipment assets are not significant components of the consolidated balance sheet, and as a result the disclosures recommended in paragraph 79 of IAS 16 were not considered necessary or useful. The Company has a policy of removing assets from the balance sheet when they are no longer being used. Of the $571.0 million cost of property and equipment assets, $270.9 million assets are fully depreciated. The Company has not elected to use the fair value model option for recording property and equipment assets under IAS 16 and accordingly does not monitor this information.
Note 32 — Reconciliation to U.S. Accounting Principles, page 117

October 24, 2007
Mr. John Hartz

8.	On page 91, you indicate that basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods, excluding shares purchased by employee share ownership trust. Please tell us what consideration you gave to SOP 93-6 regarding whether any of these shares should be included in your earnings per share calculation under U.S. GAAP. Please note that there are specific guidelines that apply to employee stock ownership plans (ESOP) in SOP 93-6. Please disclose and tell us whether this creates a difference between IFRS as adopted by the European Union and U.S. GAAP.
Response to Comment 8
The Company sponsors a relatively small employee share ownership plan (ESOP) for certain of its U.S.-based employees. The ESOP was designed to invest primarily in Company shares. The plan was closed to further participants effective January 1, 2000. As of December 31, 2006, 5.3 million shares remain in the ESOP trust and have been treated as outstanding shares for purposes of basic and diluted earnings per share calculations. All of these shares have been allocated to employee accounts. There is no earnings per share difference related to the Company’s ESOP shares between IFRS as adopted by the European Union and U.S. GAAP.
Of the 66.0 million shares on the balance sheet in the Shares Held by Employee Trusts balance of $601.7 million at December 31, 2006, no shares relate to the ESOP. Shares held by Employee Trusts represent shares purchased and held by non-ESOP trusts for purposes of satisfying awards made under the Company’s various share-based payment plans. The Shares Held by Employee Trusts are accounted for as treasury shares; but are classified separately from treasury shares due to the fact that these shares are not legally held in treasury under U.K. law.
PARENT FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
General
9.	Please address the comments above in your Parent financial statements as well.
Response to Comment 9
The Company is required to produce Parent financial statements for filing requirements in the U.K. The Parent financial statements are required to be prepared under International Financial Reporting Standards, as adopted by the European Union. As a matter of convenience, the Parent financial statements were included in the Company’s 2006 combined U.K. Annual Report and Form 20-F. Since parent company financial statements will not be required for the Company to meet U.S. GAAP reporting requirements, such disclosures will not be presented in the Company’s future 10-K filings.
Exhibit 12.1 and 12.2

October 24, 2007
Mr. John Hartz

10.	We note that you have replaced the word “report” with “annual report” in paragraphs 2, 3 and 4 of your certifications. In future filings, please revise your certifications to include the word “report” instead of “annual report.” Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.
Response to Comment 10
The Company will revise future certifications to include the word “report” instead of “annual report” and will otherwise present its certifications in the exact form required by Item 601(b)(31) of Regulation S-K.
11.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.
Response to Comment 11
The Company will revise the identification of the certifying individual at the beginning of the certification so as not to include the individual’s title.
* * *
     If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970 or Meredith B. Cross of Wilmer Hale, at (202) 663 6644.

Very truly yours,

/s/ Loren M. Starr

Loren M. Starr

cc:	Ernst & Young LLP Wilmer Cutler Pickering Hale and Dorr LLP Meredith B. Cross